UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the election of the new Executive Board

—

Rio de Janeiro, March 22, 2023 - Petróleo Brasileiro S.A - Petrobras, in addition to the material facts disclosed on 02/02/2023 and 02/17/2023, informs that its Board of Directors elected as of 03/29/2023, with term of office until 04/13/2025, the following members to the Executive Board:

•	Mr. Sergio Caetano Leite to the position of Chief Financial and Investor Relations Officer;
•	Mr. Joelson Falcão Mendes to the position of Chief Exploration and Production Officer;
•	Mr. Carlos José do NascimentoTravassos to the position of Chief Production Development Officer;
•	Mr. Claudio Romeo Schlosser to the position of Chief Trading and Logistics Officer;
•	Mr. William França da Silva to the position of Chief Refining and Natural Gas Officer;
•	Ms. Clarice Coppetti to the position of Chief Institutional Relations and Sustainability Officer, and
•	Mr. Carlos Augusto Burgos Barreto to the position of Chief Digital Transformation and Innovation Officer.

The Board of Directors also re-elected the Company's CEO, Mr. Jean Paul Prates, for a new mandate of two (2) years, until April 13, 2025

The nominations were submitted to the internal corporate governance procedures, including the respective analyses of compliance and integrity required for the company's succession process, which included the analysis of the People Committee and then deliberation by the Board of Director. Below are the resumes of the new executive officers:

Sergio Caetano Leite holds a master's degree in Economics and Management, is a CVM-certified portfolio and investment fund manager, with international experience in investment banking and mergers and acquisitions in Brazil and abroad. He worked for over 15 years in the oil industry as a financial consultant and in capital markets in fund management and fiduciary administration, serving institutional and structured funds. Recently, he served as undersecretary of the Northeast Consortium responsible for the Thematic Chambers of Sanitation, Energy (Renewable Energy, Oil and Gas), and Infrastructure and Investment. He also coordinated the Consortium's Investment Platform, structuring more than 2 billion reais in financing for the member states in the last three years.

Joelson Falcão Mendes is a mechanical engineer from the Federal University of Rio de Janeiro (UFRJ) with an MBA in business management from FGV and specialization in advanced management from INSEAD, France. He joined Petrobras in 1987 as equipment engineer and has held several managerial positions in the last 31 years. He was Operations Manager of several platforms, General Manager of the Petrobras units in Amazonas, Rio Grande do Norte and Ceará states and Campos Basin. Later, he was Executive Manager of deepwater and Executive Manager of ultra-deepwater. Currently, he was responsible for the Executive Management of Safety, Environment and Health at Petrobras. He is a member of the Board of Directors of OSLR - Oil Spill Response Limited.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Carlos José do Nascimento Travassos has a degree in Mechanical Engineering and 37 years of experience in the market, of which 4 years at Arsenal of the Navy in Rio de Janeiro, working in shipbuilding, and 33 years at Petrobras, having occupied several leadership positions with passages in the Executive Boards of Exploration and Production and Production Development, acting in Brazil and abroad, both in operational and managerial positions. He worked in the implementation of structuring programs in the areas of engineering, contracting, construction, commissioning and pre-operation, and was responsible for the delivery of the units P-66, P-67, P-68, P-69, P-70 and P-71 and for the design of new FPSOs focused on reducing emissions of greenhouse gases. In the downstream segment, he was responsible for the implementation of projects in the main refineries in the country, working in the areas of processing and natural gas, hydrotreatment units, refinery expansions and revamps. As Deepwater Executive Manager (AGP), he was responsible for the management of the Campos Basin and Espírito Santo units, along with the complementary development of the fields in these units. He currently holds the position of Executive Manager of Surface Systems, Refining, Gas and Energy (SRGE), the area responsible for engineering projects and the implementation of major capital investment works in the areas of Exploration and Production, Refining, Gas, Energy and Logistics.

Claudio Romeo Schlosser is a chemical engineer graduated from the Federal University of Santa Maria, and a lawyer from the Pontifical Catholic University of Petrópolis - RJ. He has an MBA in Finance from FGV and Management from INSEAD and Fundação Dom Cabral, and an Executive MBA from Rice University, Houston. He joined Petrobras in 1987 as Petroleum Processing Engineer. He has over 35 years of experience in the most diverse areas of processing, marketing, and logistics of oil and oil products. Among several positions held, he was General Manager of Henrique Lage Refinery (REVAP) and Landulpho Alves Refinery (RLAM), Manager and Director of Fábrica Carioca de Catalisadores, Vice-President of Petrobras America and Executive Manager of Refining, Petrochemicals and Fertilizers of Petrobras, commanding 13 refineries, one industrial shale plant and Petrobras' petrochemical complexes and fertilizer plants.

William França da Silva holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) and in Law from the State University of Rio de Janeiro (UERJ), an MBA in Business Management (COPPEAD/UFRJ) and training in Strategic Management and Value Chain (INSEAD/France). He began his career at Petrobras as a processing engineer in 1988, at the Duque de

Caxias Refinery/RJ (Reduc). His professional experience includes work as asset manager of the Guillermo Bell Refinery/Bolivia and general manager of the refineries: RPBC/Cubatão-SP; REGAP/Betim-MG; RLAM/Mataripe-BA; and REDUC/Duque de Caxias-RJ. He was also executive manager and director of Transpetro and Transpetro Internacional.

Clarice Coppetti has a degree in Accounting and Economic Sciences. She has a postgraduate degree in Strategic Information Technology Management from FGV and a postgraduate degree in Forensic and Banking Law from UniBF/Ibcappa. She was Commercial Director of Companhia de Processamento de Dados do Estado do Rio Grande do Sul, PROCERGS, and was Vice-President of Information Technology at CAIXA Econômica Federal. She was Director of Operations and Services of the Olympic Public Authority and Director of Institutional Relations, accumulating the Financial Directory of the company NORTE ENERGIA S/A. She was full member of the Audit Committee of CAIXA Econômica Federal, full member of the Risk Committee of CAIXA; President of the Information Technology Committee of CAIXA Econômica Federal. She was a full member of the Deliberative Council and of the Fiscal Council of Fundação dos Economiários Federais, FUNCEF. She was full member of the Board of Directors of CAIXA Capitalização S/A and alternate member of the Fiscal Council of CAIXA Consórcios S/A. She is currently a member of CAIXA's Audit Committee.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Carlos Augusto Barreto graduated from PUC-RJ in Information Technology, with extension courses at New York University (NYU). He holds several certifications in IT, Project Management and Process Management. Process Digital Transformation Leader with more than 25 years of experience in the corporate environment. He worked in large American banks such as the Federal Reserve and Mitsubishi Bank and companies in various industries such as Charter Communications and Cushman Wakefield. He was also a Large-scale IT Project Manager in companies such as IBM, Dun & Bradstreet, with implementations in several countries and multiple stakeholders.

Petrobras would like to thank the Executive Officers Cláudio Mastella, Fernando Borges, João Henrique Rittershaussen, Paulo Palaia, Rafael Chaves, Rodrigo Araujo Alves, and Rodrigo Costa Lima e Silva, whose terms of office are ending, for their important contributions and dedication to the company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer